Exhibit 99.169

DHX Media licenses new Teletubbies series to Nickelodeon for US exclusive

HALIFAX, June 11, 2015 /CNW/ - DHXMedia Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, has licensed exclusive US broadcast and on-demand rights for the new Teletubbies series to Nickelodeon, for broadcast on its Nick Jr. channel. Nickelodeon has also taken all 365 classic Teletubbies episodes from the original series for Noggin, its new mobile subscription service for preschoolers. The series has been commissioned by CBeebies in the UK.

Josh Scherba, SVP Distribution at DHX Media, said: "There has been overwhelming international interest in the new Teletubbies series, and appetite for the classic episodes remains exceptionally strong. With Nickelodeon on board for the US, as well as CBeebies in the UK and further deal announcements pending, we are building incredibly strong foundations for the next-generation Teletubbies."

The timeless, unique and much-loved Teletubbies are re-imagined for a new generation in 60 brand new episodes for 2016, starring costume characters Tinky Winky, Dipsy, Laa-Laa and Po. With rewarding rituals, sound play, and physical comedy, new-generation Teletubbies will build upon many familiar and beloved features of the original series, but offer some exciting and surprising new developments too. With the Teletubbies landscape replaced and replicated by a beautiful, detailed model that will be enhanced via CGI, there will be freedom to apply large doses of creative imagination to Teletubbies stories. The wonderful new world of the Teletubbies will resonate with young preschoolers, reflecting child development and learning in a stimulating and contemporaneous manner.

Global phenomenon Teletubbies first launched in March 1997 and became one of the most successful global children's brands of all time. It has reached over one billion children to date and the original episodes have aired in over 120 territories in 45 different languages. It was the very first western pre-school property to air on China's CCTV reaching an audience of 300 million children.

About DHX Media

DHXMedia Ltd. (www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHXMedia Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHXMedia Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX Media including the completion of the production of the series, the timing of a television debut and the ability of the Company to place the series in other territories. Past performance of the television series is no guarantee of the future performance of the new series. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectuses dated November 14, 2013 and December 31, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHXMedia Ltd.

%SEDAR: 00023380E

For further information: Investor relations: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media relations: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHXMedia Ltd.

CNW 08:00e 11-JUN-15